Exhibit 99.1

Silynxcom Receives a $1.1 Million Purchase Order for Tactical Systems from a Middle East Military Force

Netanya, Israel, March 27, 2026 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices today announced that it has received a purchase order exceeding $1.1 million from a military force in the Middle East for the Company’s Tactical Systems.

The military force has been a long-standing customer of Silynxcom, and the Company believes that this significant order further demonstrates the continued trust in Silynxcom’s innovative and combat-proven solutions.

Silynxcom’s Tactical Systems deliver advanced tactical communication and protective systems, with seamless radio connectivity in some of the world’s most demanding environments.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

For additional information about the company please visit: https://silynxcom.com

Capital Markets & IR Contact

Michal Efraty
ir@silynxcom.com